Filed Pursuant to Rule 433

Registration No. 333-268812

Issuer Free Writing Prospectus dated June 5, 2024

Supplementing the Prospectus dated December 15, 2022 and

the Preliminary Prospectus Supplement dated June 5, 2024

Pricing Term Sheet

June 5, 2024

MASTEC, INC.

5.900% SENIOR NOTES DUE 2029

Issuer:	MasTec, Inc.

Principal Amount:	$550,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	June 5, 2024

Settlement Date:	June 10, 2024 (T+3)[1]

Maturity Date:	June 15, 2029

Price to Public:	99.956% of principal amount

Underwriting Discount:	0.60% of principal amount

Net Proceeds (before expenses) to Issuer:	$546,458,000

Coupon:	5.900%

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment based on certain credit rating events as described under the caption “Description of Notes—Interest Rate Adjustment of the Notes Based on Certain Credit Rating Events” in the preliminary prospectus supplement dated June 5, 2024.

Benchmark Treasury:	4.500% due May 31, 2029

Benchmark Treasury Price and Yield:	100-27 / 4.310%

[1]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in 3 business days (T+3), to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the first business day preceding the date of delivery hereunder should consult their advisors.

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	5.910%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2024

Record Dates:	June 1 and December 1

Day Count Convention:	30 / 360

Optional Redemption:

Prior to May 15, 2029 (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) at the Treasury Rate +25 basis points less (b) interest accrued to, but excluding, the redemption date, and (ii) 100% of the principal amount of the notes being redeemed, plus, in either case (i) or (ii), accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 and multiples of $1,000 in excess thereof.

CUSIP:	576323AT6

ISIN:	US576323AT63

Ratings*:	Baa3 (Moody’s) BBB- (S&P) BBB- (Fitch)

Joint Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc. BMO Capital Markets Corp. Morgan Stanley & Co. LLC PNC Capital Markets, LLC Truist Securities, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Citizens JMP Securities, LLC US Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533 (collect) or BofA Securities, Inc. at 1-800-294-1322 (toll-free).

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